EXHIBIT 99.2

KPMG LLP Chartered Accountants PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada	Telephone Fax Internet	(604) 691-3000 (604) 691-3031 www.kpmg.ca

March 7, 2014

British Columbia Securities Commission, as Principal Regulator

Ontario Securities Commission

Alberta Securities Commission

Saskatchewan Financial Services Commission-Securities Division

The Manitoba Securities Commission

Autorité des Marchés Financiers

Nova Scotia Securities Commission

Price Edward Island, Office of the Attorney General Securities Division

New Brunswick, Securities Administration Branch

Securities Commission of Newfoundland and Labrador

Dear Sirs

Re: Westport Innovations Inc. (the “Corporation”)

Please be advised that in connection with National Instrument 51-102 - Continuous Disclosure Obligations, we hereby notify you that we have read the Corporation’s Notice of Change of Auditors dated February 28, 2014 and, based on our knowledge at this time, are in agreement with the information contained therein.

Yours truly,

(signed) KPMG LLP

John Desjardins
Partner in Charge, Audit

cc:	Westport Innovations Inc.
Deloitte LLP

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